ICI MUTUAL INSURANCE COMPANY
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED	BOND NUMBER
UBS Cashfund Inc.	87118108B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
September 3, 2009	December 15, 2008 to December 15, 2009	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, and notwichstanding Item 1 of the Declarations, Name of Insured, or any other Rider to thie Bond, it is hereby understood and agreed that the folowing shall not be Insureds under thie Bond:

Insured Municipal Income Fund Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN2.0-00 (1/02)